PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

October 11, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

Re:	PacificNet Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 28, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 000-24985

VIA EDGAR—CORRESP

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on September 28, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at 646-361-8518.

Sincerely,

/s/ Joseph Levinson
__________________
Joseph Levinson, Chief Financial Officer
PacificNet, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1.
We note your response to comment 2; however, it is still not clear to us how you calculated the $6,631 change in accounts receivable and other current assets. In order to help us better understand this calculation, please address the following in your response letter:

• We note that the $2,732 reported amount is what you initially disclosed as the “accounts receivable and other current assets” reconciling item on the 2005 cash flow statement. Please tell us in detail what specific items or amounts make up this $2,732.

Response: The following table shows the break down of the $2,732 reported amount:

Items	2004-12-31	2005-12-31	net change
Accounts Receivables in consolidated balance sheets	5,644	5,998	(354)
Other Current Assets in consolidated balance sheets		7,973	(7,973)
Accounts Receivables and other current assets of new acquired subs at the acquisition dates (to eliminate the effect of purchase of subsidiaries)			11,059
SCF as reported: Accounts receivable and other current assets			2,732

• Tell us why it is appropriate to include the “Other current assets” balance of $4.325 million at December 31, 2004 as an increase to net income to arrive at cash flows from operating activities for 2005. In this regard, we would expect the increase in other current assets from December 31, 2004 to December 31, 2005 to be a reconciling item that decreases net income to arrive at cash flows from operating activities.

Response: As originally reported, “Other current assets” balance of $4.325 million was incorrectly included in the net change in “Decrease in Loans Receivable” balance of $2,753 in the financing activities section of the statement of cash flows while changes in “Accounts receivable and other current assets” amounted to $2,732 (see table above) and was presented in the operating activities section of the balance sheet.

In our response letter dated September 1, 2006, to your comment #2, we attempted to explain the correct balance that should have been reflected in the operating activities section in the line item “Accounts receivable and other current assets” (see table below), and therefore we were adding back the $4.325 million in our revised calculation.

Items	2004-12-31	2005-12-31	net change
Accounts Receivables in consolidated balance sheets	5,644	5,998	(354)
Other Current Assets in consolidated balance sheets	4,325	7,973	(3,648)
Accounts Receivables and other current assets of new acquired subs at the acquisition dates (to eliminate the effects from purchase of subsidiaries)			11,059
SCF as restated			7,057

• We note from your response to comment 4 from our June 12, 2006 comment letter that you removed the reconciling items “Unrealized exchange gain due to foreign currency translation” and “Unrealized losses on marketable equity securities” from the face of your cash flow statements. However, you indicate in this response that you simply reclassified these amounts to the “Accounts receivable and other current assets” line item. We continue to believe it is not appropriate to include these amounts as reconciling items within the operating activity section since they do not have a cash effect and they do not affect Net earnings. Please revise or advise.

Response: “Unrealized exchange gain due to foreign currency translation” and “Unrealized marketable equity securities” (which is incorrectly labeled) were inappropriately classified in the operating activity section. Both of these are components of “Effect of exchange rate change on cash and cash equivalents” at the bottom part of the Statement of Cash Flows and will be amended accordingly. Presented below is the reconciliation of our 2005 Statement of Cash Flows as originally reported to as restated.

	reported	adjustments			restated
CASH FLOWS FROM OPERATING ACTIVITIES	2005	comment 4	comment 7	comment 6	2005
Net earnings	2,489				2,489
Adjustment to reconcile net earnings to net cash used in operating activities:					-
Equity loss (profit) of associated company	8				8
Common stock issued for services rendered	63				63
Unrealized exchange gain due to foreign currency translation	(271)	271			-
Minority Interest	2,926				2,926
Unrealized losses on marketable equity securities	11	(11)			-
Depreciation and amortization	1,126				1,126
Changes in current assets & liabilities net of effects from purchase of subsidiaries:	-				-
Accounts receivable and other current assets	2,732			4,325	7,057
Inventories	(539)				(539)
Accounts payable and accrued expenses	(3,880)				(3,880)
Net cash provided (used in) operating activities	4,665				9,250

CASH FLOWS FROM INVESTMENT ACTIVITIES
Decrease in restricted cash	1,849				1,849
Increase in purchase of marketable securities	(521)				(521)
Acquisition of property and equipment	(2,252)				(2,252)
Acquisition of subsidiaries and affiliated companies	(1,183)				(1,183)
Decrease in loan receivables			2,753	(4,325)	(1,572)
Decrease in loans receivables from related parties			(2,520)		(2,520)
Net cash used in investing activities	(2,107)				(6,199)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Decrease in loan receivables	2,753		(2,753)		-
Decrease in loans receivables from related parties	(2,520)		2,520		-
Increase in loans payable to related parties	369				369
Advances (repayments) under bank line of credit	409				409
Advances under bank loans	(1,201)				(1,201)
Increase (repayment) of amount borrowed under capital lease obligations	(5)				(5)
Proceeds from sales of common stock	-				-
Repurchase of treasury shares	(15)				(15)
Proceeds from exercise of stock options and warrants	1,014				1,014
Payment of certain PIPE related expenses	(547)				(547)
Net cash provided by financing activities	257				24
Effect of exchange rate change on cash and cash equivalents		(260)			(260)

NET DECREASE IN CASH AND CASH EQUIVALENTS	2,815				2,815

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,764				6,764
CASH AND CASH EQUIVALENTS, END OF PERIOD	9,579				9,579

CASH PAID (RECEIVED) FOR:
Interest	229				229
Income taxes	(53)				(53)

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of option shares through increase in subscription receivable	44				44
Investment in subsidiary acquired through increase in subscription receivable	775				775
Repurchase of shares issued to Cheer Era	771				771
Investment in subsidiaries acquired through issuance of common stock	3,971				3,971

• Please tell us what the 166 “Reclass to effect of exchange rate change on cash and cash equivalents” represents. We do not see this item discussed in your response to Question 4 in your previous response letter.

Response: This is a component of “Effect of exchange rate change on cash and cash equivalents” and will be amended accordingly.

• Please tell us what portion of the $6,631 relates to the change in accounts receivable and what portion relates to the change in other current assets between December 31, 2004 and December 31, 2005. Also tell us how these changes differ from the year over year balance sheet changes of these line items.

Response: As shown below, of the $6,631, only $24 relates to the change in accounts receivable and $6,607 relates to the change in other current assets between December 31, 2004 and December 31, 2005.

Items	2004-12-31	2005-12-31	net change	Account Receivables	Other Current Assets
Accounts Receivables in consolidated balance sheets	5,644	5,998	(354)	(354)
Other Current Assets in consolidated balance sheets	4,325	7,973	(3,648)		(3,648)
Accounts Receivables and other current assets of new acquired subs at the acquisition dates ( to eliminate the effects from purchase of subsidiaries)			11,059	378	10,681
to delete "Unrealized exchange gain due to foreign currency translation"			(271)		(271)
to delete "Unrealized losses on marketable equity securities"			11		11
to add an item of "Effect of exchange rate change on cash and cash equivalents"			(166)		(166)

SCF as restated: Accounts receivable and other current assets			6,631	24	6,607

2. Business Acquisition, page F-15

PacificNet Clickcom Limited, page F-18

2.
We note your response to comment 4. Given your statement that the actual assets and liabilities of Dianxun-DE are transferred to the subsidiaries that you legally control (i.e. Clickcom-BVI and Clickcom-WOFE), it would appear to us that you should have allocated the purchase price to these transferred assets and liabilities. However, your disclosure on page F-18 indicated that you only allocated the purchase price to current assets valued at $136,474. It is unclear to us how Dianxun-DE only had current assets at the time of your acquisition given your representation that Dianxun-DE was previously an independent operating company. Please explain to us in detail the nature of Dianxun-DE’s business prior to your acquisition and tell us what specific tangible and intangible assets and liabilities were transferred from Dianxun-DE to your legally owned subsidiaries.

Response: In our response to comment 4 of your prior letter, we stated that “the actual assets and liabilities are transferred to subsidiaries that we legally control”. This was a poor description. In fact, the operative term is “consolidated” not “transferred.” Because Dianxun-DE is a VIE, its assets and liabilities remain its own and are not legally transferred, however they are consolidated in accordance with VIE rules. So no specific assets were transferred from Dianxun-DE to our legally owned subsidiaries.

The $136,474 represented allocation of the purchase price to current assets of Clickcom-BVI and Clickcom-WOFE. These two companies only had current assets. Dianxun-DE, on the other hand, had both current assets and non-current assets, but no allocation of the purchase price was made to these assets. As stated in the above paragraph, no specific assets were transferred from Dianxun-DE to our legally owned subsidiaries.

Prior to our acquisition of Dianxun-DE, Dianxun-DE was engaged in the businesses of wireless Internet services for mobile phones, such as SMS and Wireless Application Protocol (WAP) which allows users to access information instantly via handheld wireless devices and Java mobile applications.

Guangzhou3G Information Technology Co. Led, page F-19

3.
We note your response to comment 5. Given your statement that the actual assets and liabilities of Sunroom-DE are transferred to the subsidiaries that you legally control (i.e. Guangzhou3G-BVI and Guangzhou3G-WOFE), it would appear to us that you should have allocated the purchase price to these transferred assets and liabilities. However, your disclosure on page F-20 indicates that you only allocated the purchase price to current assets valued at $253,000. It is unclear to us how Sunroom-DE only had current assets at the time of your acquisition given your representation that Sunroom-DE was previously an independent operating company. Please explain to us in detail the nature of Sunroom-DE’s business prior to your acquisition and tell us what specific tangible and intangible assets and liabilities were transferred from Sunroom-DE to your legally owned subsidiaries.

Response: In our response to comment 4 of your prior letter, we stated that “the actual assets and liabilities are transferred to subsidiaries that we legally control”. This was a poor description. In fact, the operative term is “consolidated” not “transferred.” Because Dianxun-DE is a VIE, its assets and liabilities remain its own and are not legally transferred, however they are consolidated in accordance with VIE rules. So no specific assets were transferred from Dianxun-DE to our legally owned subsidiaries.

The $253,000 represented allocation of the purchase price to current assets of Guangzhou3G-BVI and Guangzhou3G-WOFE. These two companies only had current assets. Sunroom-DE, on the other hand, had both current assets and non-current assets, but no allocation of the purchase price was made to these assets. As stated above, no specific assets were transferred from Dianxun-DE to our legally owned subsidiaries.

Prior to our acquisition of Sunroom-DE, Sunroom-DE was engaged in the businesses of providing value-added telecom services (for example—ringtones) to mobile and fixed-line phones in China.

Shenzhen Guhaiguanchao Investment Consultant Company Limited (“ChinaGoHi”), page F-21

4.
We note from your response to comment 6 and your table on page F-22 that the sum of the current assets, property, plant and equipment and goodwill acquired in the ChinaGoHi acquisition exceeds the sum of the consideration given and liabilities assumed by approximately $2.4 million. Please clarify for us this apparent discrepancy. Please also classify your disclosure in your amended filing.

Response:  The table on page F-22 mistakenly underreported the sum of the assets acquired in the ChinaGoHi acquisition by not taking into account the fact that we only acquired a 51% interest, not a 100% interest. Accordingly, the original and revised calculations are as follows:

	Net assets of ChinaGoHi	At 51%	Goodwill	Final result
Estimated fair value
Current Assets	9,384,165	4,785,924		4,785,924
Property Plant and equipment	308,580	157,376		157,376
Goodwill		-	881,681	881,681
Total Assets Acquired	9,692,745	4,943,300		5,824,981
Current Liabilities assumed	(4,803,884)	(2,449,981)		(2,449,981)
Long Term Liabilities assumed		-		-
Net assets acquired	4,888,861	2,493,319		3,375,000

The $4,888,861 was the number originally reported, while the $2,493,319 is the correct number. We will amend this disclosure.

12. Stockholders’ Equity, page F-27

a. Common Stock, page F-27

5.
We note your statement in your response to comment 22 of our June 12, 2006 comment letter “After repeated requests by CEOCast for us to issue, we only issued 20,000 restricted shares to CEOCast on Nov 28, 2005.” Does this mean you were or are legally obligated to issue additional shares? If so, please tell us how many additional share you were or are obligated to issue and why you did not measure and record compensation cost for these additional shares.

Response: Although the contract with CEOCast stated that we would issue 26,000 shares, we were not satisfied with their service and only issued 20,000 shares. Because we believe their services did not conform to their contractual obligations, we believe we are not legally obligated to issue additional shares and have not issued additional shares. We consider the matter settled.

Even in the very unlikely event that we were legally obligated to issue these 6,000 additional shares, the resulting impact to our net income would be an additional charge of approximately $19,000, which is immaterial to the overall financial statements.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

11. Commitments and Contingencies, page 16

6.
We note your statement in your response to comment 18 “We did not allocate any assets or liabilities, including licenses, to Dianxun-DE.” We also note your statement in your response to comment 4 “However, the actual assets and liabilities are transferred to subsidiaries that we legally control.” Accordingly, please explain to us why you did not allocate any of the purchase price to the assets and liabilities of Dianxun-DE (including the licenses) that were transferred to your legally owned subsidiaries. Please also explain to us the nature of the certificate obtained from the PRC authority and tell us whether you would have considered it an intangible asset had you allocated the purchase price to the assets and liabilities of Dianxun-DE.

Response: In our response to comment 4 of your prior letter, we stated that “the actual assets and liabilities are transferred to subsidiaries that we legally control”. This was a poor description. In fact, the operative term is “consolidated” not “transferred.” Because Dianxun-DE is a VIE, its assets and liabilities remain its own and are not legally transferred, however they are consolidated in accordance with VIE rules.

The certificate obtained from the PRC authority specifically grants approval to Dianxun-DE to engage in the business of value-added telecom services (ringtones, music, etc.).

We do not believe a license which grants us the ability to conduct business in the operating environment we face can be considered an intangible asset with the rights that it implies. Regulation in the value-added telecom services area has proven to be extremely arbitrary, and many of our competitors have been subject to heavy-handed regulation which has driven them from business.

Item 2. Management’s Discussion and Analysis, page 17

Critical Accounting Policies and Estimates, page 18

Allowance for Doubtful Accounts, page 18

7.	We reissue our previous comment 19, which is included below for your convenience.

“We refer to your response to comment 38. It is not clear to us why you only have a $5,147 allowance for doubtful accounts given that approximately 23% of your accounts receivable are greater than 91 days as of March 31, 2006. Please provide us with a breakout of these receivables into categories greater 91 days and tell us what percentage of these receivables has been collected since March 31, 2006. Further, to the extent possible, explain to us the facts and circumstances that make you believe individual receivables or groups of receivables outstanding greater than 91 days will be collected.”

Response: The breakout of these receivables into categories greater than 91 days is set forth below:

The percentage and amount received schedule of more than 90days

Company Name	> 91days	Approximate percentage collected through September 30, 2006	Amount collected through September 30, 2006
PacificNet Power Limited	25,232	30%	7,570
PacificNet Communications Limited	295	80%	236
PacificNet Solutions Limited	95,497	40%	38,199
PacificNet Limited	555,599	10%	55,560
Pacific Smartime Solutions Limited	193,740	40%	77,496
PacificNet Clickcom Limited	202,215	15%	30,332
Guangzhou Wanrong Information Technology Co., Ltd	63,041	40%	25,216
Guangzhou 3G Information Technology Co., Ltd	436,394	50%	218,197
Guangzhou Sunroom Information Industry Co., Ltd	635,256	55%	349,391
PacificNet Epro Holdings Limited	273,355	80%	218,684
Beijing Linkhead Technologies Co., Ltd	476,720	60%	286,032
Total	2,957,344	44%	1,306,913

Recording an allowance for doubtful accounts should take into account the economic environment a company operates in, as well as a company’s historical experience. Chinese businesses, as a whole, are well-known for being slower to pay on accounts receivable, so we believe 91 days is not an appropriate benchmark. However, there is an essential difference between “slower” and “non-performing”. A cursory review of our customer lists shows that we do business with some of the most respected companies in Hong Kong and China. While sometimes they are slower to pay, we have had good experience in ultimately collecting what is due our Company.

Nevertheless, as we have done in the past, we will continue to monitor accounts receivable that exceed 90 days, and will adjust our allowance as necessary.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Convertible Debentures, page 11

8.
We refer to your response to comment 20. Based on our review of pages 17-20 of exhibit 4.6, it appears to us that the dilutive events that would cause the conversion price to change are all within your control. As such, it is unclear to us how you determined that the number of shares to be issued upon conversion is indeterminate, and accordingly, how you determined that the embedded conversion feature is a derivative liability. Please explain to us in detail your consideration of paragraph 20 of EITF 00-19 in arriving at this conclusion.

Response: The primary factor in determining that the conversion feature is a derivative liability is the liquidated damages clause in the registration rights agreement (“RRA”), which was executed at the same time and in contemplation of the issuance of the convertible debenture and the warrants. Section 2 (b) of the RRA includes the provisions of the liquidated damages clause and provides the various triggering events that require liquidated damages to be paid, in cash, at 2% of the amount paid for the securities that were issued for any registrable securities then held by the investors, up to a maximum of 20% per investor. The agreement also states that if we fail to pay any of the partial liquidated damages within a specified time frame, we have to pay interest at 18% per annum accruing daily from the date the partial liquidated damages were due until all amounts, including interest, have been paid in full.

In plain English, if the registration statement does not become effective after a period of time and we cannot register the securities for our investors, then the RRA requires the payment of liquidated damages to the investor each month until the registration statement is declared effective or effectiveness is maintained.

We considered the guidance in EIFT 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 and we determined that the contracts should be accounted for as a combined financial instrument and classified as a liability based on the following as further detailed in the following paragraphs of EITF 05-4:

(i)
Paragraph 5 - the RRA does not meet the definition of a freestanding financial instrument in paragraph 2 of EITF 00-19 because the RRA is not legally detachable and separately exercisable instrument. Because the RRA was entered into at the same time and in contemplation of the issuance of the other registrable securities (the convertible debt and warrants), its provisions include the penalties the Company is subject to, assuming the Registration Statement is not declared effective with the SEC within the specified grace period as defined by the RRA.

(ii)
Paragraph 9 - Since our RRA is considered combined with the other financial instruments and entered into at the same time and in contemplation of the other registrable securities, the combined financial instrument meets the characteristics of a derivative in paragraph 6 of FAS 133, that being all of the four indicators are present and therefore combining is appropriate.

Please refer to our response in comment 10 for further details regarding our analysis.

9.
Please explain to us in detail the terms of the liquidating damages provisions of the registration rights agreement. Please also tell us whether you have filed the registration rights agreements associated with your convertible debentures and warrants, and if so, where we can find these agreements. Otherwise, please file these agreements.

Response: If we do not register the securities associated with the convertible debenture within 180 days of the issuance date of March 13, 2006, the agreement requires us to pay liquidated damages of 2% of the $8,000,000 face amount of the note per month. That is more than $5,000 per day, and is why we are particularly keen to resolve the SEC comments satisfactorily so that we may register the shares and stop incurring damages.

We will file the registration rights agreement and have already faxed you a copy.

10.
We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 IN EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host and account for the warrants as a derivative liability.

Response: We have concluded that our position is most clearly outlined in View B which includes similar reasons as in View A as follows:

(i)
Paragraph 15 - We believe that the two contracts are not separately exercisable and legally detachable as required under the definition of a freestanding financial instrument. “Proponents of this view do not believe that the two contracts are separately exercisable and legally detachable as required by paragraph 2 of EITF 00-19 because the liquidated damages clause is in-substance making the investor whole for the receipt of unregistered stock. Therefore, receipt of the payment under the registration rights agreement is linked to the payoff of the financial instrument.”

(ii)
Paragraph 19 - We agree and believe “that the existence of the of the registration rights penalty causes the financial instrument to be considered dual-indexed (that is, it is indexed to both the issuer’s stock price and the event of the issuer’s failure to have the registration statement declared effective.)” Therefore, the instrument does not meet the scope exception of paragraph 11(a) of FAS 133 and should be accounted for as a derivative.

(iii)
Paragraph 20 - We agree and believe that the instrument fails the second criterion of EITF 01-6 because the instrument’s settlement amount is not based solely on the issuer’s stock, but “is based on both the issuer’s stock (the settlement related to the financial instrument) and the amount of time the shares are not registered (the penalty under the registration rights agreement.)”

Accordingly, upon issuance of the convertible debenture we should (1) debit “cash” representing proceeds and crediting “debenture” for the same amount, and (2) credit both “embedded derivative liability” and “warrants liability” and debit “interest discount” for the same amount. The embedded derivative liability and warrants liability accounts are marked to market every reporting period. The interest discount is amortized to interest expense every reporting period.

We note that for the 10-Q for the period ending June 30, 2006 we did not amortize interest discount but should have. Because this additional interest expense is material in relation to our net income for that period, we will amend the financial statements for that period to reflect this amount.

11.	We reissue our previous comment 21, which is included below for your convenience. Please also tell us how you identified your operating segments using the guidance of paragraph 10 of SFAS131.

“We note from your disclosure that your operating segments are classified into four major segments. Please also tell us what your reporting units are and how you identified these reporting units using the guidance of paragraph 30 of SFAS 142.”

Response: Paragraph 10 of SFAS 131 lists three criteria that define an operating segment. These criteria and how our operating segments fit these criteria are listed below:

“a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),”

Each of our operating segments, Outsourcing, Products and Value-Added Services, clearly meet this criteria by having revenues and expenses.

“b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance”

Our company regularly reviews the revenues and profits originating from each of our three major segments and makes decisions accordingly. For example, in recent months we have noted that a disproportionate amount of profit originates from the Value-Added services segment. We have therefore made a management decision to reduce the concentration of net income in this segment by concentrating on other areas.

“c. For which discrete financial information is available.”

Discrete financial information is available. In both our recent 10-KSB and 10-Q filings, we have included both revenue and net income information for our major operating segments. Users of our financial statements should be able to determine how each of the segments are generally performing, as well as how each segment is performing in relation to other segments.

Paragraph 30 of SFAS 142 states that “the relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Paragraph 7 of SFAS 131 requires “that an enterprise report certain information about the revenues that it derives from each of its products and services (or groups of similar products and services) and about the countries in which it earns revenues and holds assets, regardless of how the enterprise is organized.”

Consistent with paragraph 7 of SFAS 131, our Company groups our revenues from four major types of products and services: outsourcing, value-added services (VAS), communications distribution, and other products.

Form S-1

General

12.	We reissue the 2nd part of our previous comment 22, which is included below for your convenience.

“In addition, please include pro forma financial statements for the year ended December 31, 2004 and the 9 months ended September 20, 2005 in accordance with Article 11 of Regulation S-X.”

Response:

We did not address the 2nd part of your previous comment 22 in our prior response letter as we were in agreement that the pro forma financial statements as described above were to be included, in addition to the audited financial statements for the last two fiscal years and the un-audited audited financial statements for the nine months ended September 30, 2005. However, the comment is noted.

**********************************************

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me at 646 361-8518.

Sincerely,

/s/ Joseph Levinson
Joseph Levinson
Chief Financial Officer